

Stop 3561

September 17, 2009

BY U.S. MAIL

Mr. Philip Jennings
 President and Chief Executive Officer
AVALON HOLDING GROUP, INC.
6536 102nd Place NE
Kirkland, Washington 98033

> **Re: Avalon Holding Group, Inc.**
> **PCAOB letter dated September 9, 2009**
> **File No. 333-157618**

Dear Mr. Jennings:

We recently received a PCAOB letter from Seale and Beers, CPAs, dated September 9, 2009, notifying the Chief Accountant of the Commission that your client-auditor relationship with Seale and Beers, CPAs has ceased. A Form 8-K (Item 4.01) must be filed immediately. The filing was due on the fourth (4th) business day following the date the relationship with Seale and Beers, CPAs ceased.

Item 304 of Regulation S-K describes the disclosure requirements of Item 4.01 Form 8-K. In order for the former accountants to provide you with the letter required by Item 304, give a copy of the filing to them as soon as possible. You must provide a copy of the filing to them no later then the date on which you file the Form 8-K with the Commission.

Please file the Form 8-K (Item 4.01) and the required confirming auditors' letter as Exhibit 16.1 to the Form 8-K.

Any questions should be directed to the undersigned at (202) 551-3328.

Sincerely,

Beverly A. Singleton
Staff Accountant